Exhibit 99.1

Enlight Renewable Energy Ltd.

Rating Action | February 2025

This credit rating report is a translation of a report that was written in Hebrew for a debt issued in Israel.
The binding version is the one in the original language.

Contacts:

Robert Avdalimov
Analyst, Lead Rating Analyst
robert.a@midroog.co.il

Tomer Dar
Senior Team Leader, Secondary Rating Analyst
tomero@midroog.co.il

Elad Seroussi, Vice President
Head of Projects and Infrastructure
elad.seroussi@midroog.co.il

מידרוג

Enlight Renewable Energy Ltd.
Issuer Rating	A2.il	Outlook: Stable
Series Rating	A2.il	Outlook: Stable

Midroog assigns an A2.il rating to debentures series B7 and C8, which is expected to be issued by Enlight Renewable Energy Ltd. (the "Company"), in an amount of up to NIS 500 million par value. The outlook is stable. The proceeds from the issuance are expected to be used for the Company’s ongoing business operations.

Outstanding bonds rated by Midroog:1

Bond series	Security No.	Rating	Outlook	Final Maturity
ENLIGHT C3	7200249	A2.il	Stable	01.09.2028
ENLIGHT B4	7200256	A2.il	Stable	01.09.2029
ENLIGHT B6	7200173	A2.il	Stable	01.09.2026

For full information regarding the rating considerations, you are referred to the monitoring report dated October 10, 2024.

Rating History

1 The Company has an additional bond series which is not rated by Midroog (ENLIGHT B5).

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Related Reports

Enlight Renewable Energy Ltd. – Related Reports
Rating Power Producers – Methodology Report, January 2023
Financial Statement Adjustments and Presentation of Main Financial Measures in Corporate Rating – Methodology Report, December 2024
Structural Considerations in Rating Debt Instruments in Corporate Finance – Methodology Report, September 2019
Guidelines for Reviewing Environmental, Social and Governance Risks in Credit Ratings – Methodology Report, February 2022
Impact of the War on the Creditworthiness of Issuers Rated by Midroog – Special Report, October 2024
Table of Relationships and Holdings
Midroog Rating Scales and Definitions
The reports are published on the Midroog website at www.midroog.co.il

General Information

Date of rating report:	February 10, 2025
Date of last revision of the rating:	November 21, 2024
Date of first publication of the rating:	April 15, 2019
Rating commissioned by:	Enlight Renewable Energy Ltd.
Rating paid for by:	Enlight Renewable Energy Ltd.

Information from the Issuer

Midroog relies in its ratings inter alia on information received from competent personnel at the issuer.

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Long-Term Rating Scale

Aaa.il	Issuers or issues rated Aaa.il are those that, in Midroog judgment, have highest creditworthiness relative to other local issuers.
Aa.il	Issuers or issues rated Aa.il are those that, in Midroog judgment, have very strong creditworthiness relative to other local issuers.
A.il	Issuers or issues rated A.il are those that, in Midroog judgment, have relatively high creditworthiness relative to other local issuers.
Baa.il	Issuers or issues rated Baa.il are those that, in Midroog judgment, have relatively moderate credit risk relative to other local issuers, and could involve certain speculative characteristics.
Ba.il	Issuers or issues rated Ba.il are those that, in Midroog judgment, have relatively weak creditworthiness relative to other local issuers, and involve speculative characteristics.
B.il	Issuers or issues rated B.il are those that, in Midroog judgment, have relatively very weak creditworthiness relative to other local issuers, and involve significant speculative characteristics.
Caa.il	Issuers or issues rated Caa.il are those that, in Midroog judgment, have extremely weak creditworthiness relative to other local issuers, and involve very significant speculative characteristics.
Ca.il	Issuers or issues rated Ca.il are those that, in Midroog judgment, have extremely weak creditworthiness and very near default, with some prospect of recovery of principal and interest.
C.il	Issuers or issues rated C are those that, in Midroog judgment, have the weakest creditworthiness and are usually in a situation of default, with little prospect of recovery of principal and interest.

Note: Midroog appends numeric modifiers 1, 2, and 3 to each rating category from Aa.il to Caa.il. The modifier '1' indicates that the obligation ranks in the higher end of its rating category, which is denoted by letters. The modifier '2' indicates that it ranks in the middle of its rating category and the modifier '3' indicates that the obligation ranks in the lower end of that category, denoted by letters.

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